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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       Harte-Hanks Communications, Inc.
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                                (Name of Issuer)

                         Common Stock, Par Value $1.00
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                         (Title of Class of Securities)

                                   416196103
                         ------------------------------
                                 (CUSIP Number)

                               David L. Copeland
                                  Sipco, Inc.
                             Post Office Box 2791
                             Abilene, Texas 79604
                                (915) 676-7724
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               January 16, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D

CUSIP NO.  416196 10 3                                     PAGE 2  OF 6 PAGES



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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David Copeland

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

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 3    SEC USE ONLY



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 4    SOURCE OF FUNDS*

      Not Applicable

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Not Applicable
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     4,450,948
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   375,850
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     4,450,948
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     375,850
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,826,788

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      12.9%
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14    TYPE OF REPORTING PERSON*


      IN
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ITEM 1. SECURITY AND ISSUER

        The class of securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock") of Harte-Hanks Communications, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

ITEM 2. IDENTITY AND BACKGROUND

        (a)-(c)



                       PRINCIPAL
        NAME           OCCUPATION     EMPLOYER         BUSINESS ADDRESS
        ----           ----------     --------         -----------------
  David L. Copeland    Investment     SIPCO, Inc.      1052 North Fifth Street
                                                       Suite 101
                                                       Abilene, Texas 79601


        (d)     None.

        (e)     None.

        (f)     U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        With respect to the acquisition of beneficial ownership of shares in excess of five percent, Mr. Copeland was named the trustee of the Andrew B. Shelton Revocable Trust upon the death on January 16, 1997 of settlor, Andrew B. Shelton. The trust became irrevocable upon the death of Mr. Shelton.

ITEM 4. PURPOSE OF TRANSACTION

        Mr. Copeland's holdings are primarily a product of his appointment as trustee for several trusts and as custodian for his children's share holdings. He has held approximately 21,000 shares for his own account for a number of years.

        Mr. Copeland has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) Mr. Copeland beneficially owns 4,826,788 shares of the Common Stock, which represents approximately 12.9% of the outstanding shares of the Issuer Common Stock. Mr. Copeland has a pecuniary interest in 21,000 shares



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        of Issuer Common Stock, less than one percent of the outstanding Issuer
        Common Stock.

(b) Mr. Copeland has sole voting and dispositive power with respect to the 4,450,948 shares of the Issuer Common Stock and shared voting and disposable power with respect to 375,850 shares of Issuer Common Stock.

(c) Within the past 60 days Mr. Copeland became the successor trustee of the Andrew B. Shelton Revocable Trust, which trust holds 11.5% of the
        Issuer Common Stock.

(d) With respect to 4,805,788 shares of Issuer Common Stock deemed to be owned by Mr. Copeland, various persons, who are beneficiaries of eleven separate trusts for which Mr. Copeland serves as trustee, have the right to receive dividends or the proceeds of sale of the securities reported hereunder. In addition, he is custodian for his two children's accounts which each hold 9,100 shares.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Copeland serves as sole trustee for the following trusts:

        1. Andrew B. Shelton Revocable Trust (now irrevocable due to the death of Mr. Shelton) (4,378,848 shares)
        2.  Ruby W. Shelton Marital Trust (30,000 shares)
        3.  John Robert Tucker Trust (1,350 shares)
        4.  Thomas A. Tucker Trust (1,350 shares)
        5.  Albert R. Tucker Trust (200 shares)

        Mr. Copeland serves as co-trustee with Larry D. Franklin on the following trusts:

        1.  Andrew David Durham 1989 Trust (120,000 shares)
        2.  Wendy Hanks Durham 1989 Trust (120,000 shares)
        3.  Carol Christine Nichols 1989 Trust (120,000 shares)

        Mr. Copeland serves as co-trustee with Ruby W. Shelton on the following trusts:

        1.  Gary Southard Trust (5,850 shares)
        2.  Deborah Caudle Trust (5,000 shares)
        3.  Deana Rainey Trust (5,000 shares)

        To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons


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    named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not Applicable.




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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 13, 1997

                                                   By:   /s/  David Copeland
                                                      ------------------------
                                                         David Copeland

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